EXHIBIT 99.1

QUARTZ TO RAISE $3.26 MILLION INCLUDING NEW KEY INVESTOR

May 6, 2024 – Vancouver, British Columbia – Quartz Mountain Resources Ltd. (TSXV: QZM, OTC Pink: QZMRF) (“Quartz” or the “Company”) announces that it proposes to raise aggregate proceeds of $3.255 million in new common share equity through the issuance of 9,300,000 treasury common shares at $0.35 each. A key new investor, The Sutton Group Inc. has committed to subscribe for 6,000,000 of the shares and will become an insider of Quartz.

Of the 9,300,000 shares, 3,300,000 will be flow-through shares (“FT Shares”) to be issued to Robert Dickinson, Chairman and the balance of the common shares to one or more arms-length investors. FT Shares are identical to common shares except for certain tax incentives available to Canadian taxpayers who purchase them provided the proceeds are used to explore Canadian mineral projects.

The securities will be offered exempt from prospectus and registration requirements on a private placement basis.  They will not be offered in, nor registered in, the United States (“U.S.”), nor offered to any U.S. Person.  All of these securities will be subject to a four-month hold period in Canada.  No commissions are expected to be paid by Quartz in connection with this financing.

The Company intends to use the net proceeds of the FT Shares exclusively for exploration of Quartz’s portfolio of British Columbia copper-gold-silver projects, while the proceeds of the non-FT Shares will be used for general working capital.

The Company currently has 48,818,030 shares issued and will have 58,118,030 shares issued on completion upon the issuance of the 9,300,000 shares.  The placement to Mr. Dickinson is a “related party transaction” within the meaning of Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions (“MI 61-101”).  The issuance to this related party is exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in Section 5.5(b), as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101, in that the fair market value of the consideration of the securities issued to the related party do not exceed 25% of the Company’s market capitalization.

Sutton has agreed to concurrently purchase 9,000,000 shares from Mr. Dickinson in a private transaction so that its total holdings will be 15,000,000 shares or 25.8% of 58,118,030 issued shares and  23.4%  of the fully diluted shares capital of 63,986,919.The financing is currently subject to execution of a definitive agreement with Sutton and customary TSX Venture Exchange approval but is expected to complete in May 2024 at which time a further news release will detail the completion terms.

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About Quartz

Quartz Mountain Resources Ltd. (TSXV: QZM, OTC Pink: QZMRF) is a restructured public company headquartered in Vancouver, Canada.  Its successful mine finding management is focused on discovering and transacting high-value gold, silver, and copper projects in British Columbia.  The Company owns 100% of the Maestro Gold-Silver-Molybdenum-Copper Property and 100% of the Jake Copper-Gold-Silver Property.  Both projects have access to infrastructure and high potential for important resources and significant future transactions.  The BC Government has awarded permits for 50 drill sites for each project. Recent drilling of two core holes at Maestro discovered a high-grade gold-silver lode within widespread precious metal mineralization all hosted within a large porphyry Mo-Cu system (see Quartz News Release dated April 9, 2024).  Drilling at Jake is planned for summer 2024 with the goal of making another important discovery.

Quartz is associated with Hunter Dickinson Inc. (“HDI”), a company with over 35-years of successfully discovering, developing, and transacting mineral projects in Canada and internationally.  Former HDI projects in BC included, Mount Milligan, Kemess South, and Gibraltar - all of which are porphyry deposits with current or former producing mines. Other well-known projects with HDI involvement include Sisson and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best practice approaches in the engagement and involvement of local communities, and meeting rigorous environmental standards.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further details, contact Robert Dickinson, Chairman at:

T: (604) 684-6365 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company will complete the financing discussed above, the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, including the financing discussed above and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission at www.sec.gov.

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